SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): April 22, 2003

[DIEBOLD LOGO]

DIEBOLD, INCORPORATED
(Exact name of registrant as specified in its charter)

Ohio	1-4879	34-0183970
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio	44720-8077
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (330) 490-4000

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TABLE OF CONTENTS

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(c) Exhibits

Exhibit No.	Exhibit Description
99.1	News Release of Diebold, Incorporated dated April 22, 2003.

ITEM 9. REGULATION FD DISCLOSURE.

On April 22, 2003, Diebold, Incorporated issued a news release describing its results for the first quarter of 2003 and expectations for the full year 2003. The news release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DIEBOLD, INCORPORATED

Date: April 22, 2003   By: /s/Gregory T. Geswein

Gregory T. Geswein
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

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DIEBOLD, INCORPORATED

FORM 8-K

INDEX TO EXHIBITS

EXHIBIT NO.

99.1   News Release of Diebold, Incorporated dated April 22, 2003